Exhibit (a)(16)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE MEN’S WEARHOUSE, INC.,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. No. __________
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN,	)
R. NEAL BLACK, JAMES H. FERSTL,	)
WILLIAM E. HERRON, SIDNEY H.	)
RITMAN, EVEREST HOLDINGS LLC,	)
EVEREST TOPCO LLC, GOLDEN	)
GATE PRIVATE EQUITY, INC., and	)
JOS. A. BANK CLOTHIERS, INC.,	)
)
Defendants.	)
)

VERIFIED COMPLAINT

Plaintiff The Men’s Wearhouse, Inc. (“TMW”), by and through its undersigned attorneys, files this verified complaint (the “Complaint”) against the JoS. A. Bank Clothiers, Inc. (“JOSB”) Board of Directors, Robert N. Wildrick, Andrew A. Giordano, Byron L. Bergren, R. Neal Black, James H. Ferstl, William E. Herron and Sidney H. Ritman (collectively, the “Director Defendants”), Everest Holdings LLC, Everest Topco LLC and Golden Gate Private Equity, Inc. (collectively, “Golden Gate”), and JOSB. Plaintiff alleges, upon information and belief, as follows:

INTRODUCTION

1.           Faced with an unsolicited proposal by TMW to acquire all of the outstanding shares of JOSB at a compelling 52% premium to its enterprise value, the JOSB Board has engaged in a patently unlawful course of conduct that is designed to thwart TMW’s tender offer, prevent a change of control, and unlawfully stack the deck against efforts through the election process to unseat entrenched directors on a staggered board. In direct response to TMW’s tender offer to purchase all outstanding JOSB shares at $57.50 per share, and TMW’s announcement that it intends to nominate two members to the JOSB seven-member staggered board at the 2014 JOSB annual meeting, JOSB made the surprise announcement on February 14, 2014 that it had agreed to purchase Eddie Bauer – an ailing sportswear company that filed for bankruptcy twice in just six years – for $825 million (including $564 million in cash) from Golden Gate Private Equity, Inc. (“Golden Gate”), a private equity firm with which JOSB has close ties.

2.           TMW has today increased its tender offer price to $63.50 per share, which represents a compelling 60% premium to JOSB’s unaffected enterprise value and a 52% premium over JOSB’s closing share price on October 8, 2013, the day before JOSB’s made its proposal to buy TMW. TMW has also indicated that it could potentially increase the offer price to $65.00 per share if it can conduct limited due diligence. There is no sign, however, that the JOSB board will do anything different except continue to take affirmative action designed to harm TMW, interfere with the voting rights of JOSB stockholders, prevent a change of control, and cram down – without a stockholder vote – the highly questionable purchase of Eddie Bauer which risks over half of JOSB’s market capitalization on a company expected to yield only marginal synergies.

3.           Unless this Court acts promptly to reverse this unlawful conduct both TMW and JOSB stockholders will be irreparably harmed. The Eddie Bauer transaction is not a bona fide corporate acquisition consummated as part of a long-term plan. In fact, the Eddie Bauer transaction has little to do with the long-term welfare of JOSB, and has everything to do with the short-term interest of the JOSB board – dominated by its longtime Chairman, Robert Wildrick – to remain in control and fend off an unwanted suitor. Eddie Bauer is a formerly bankrupt company that occupies segments of the retail market and has almost no synergies with JOSB, and the transaction could saddle JOSB with up to $900 million of debt provided by JOSB’s financial advisor, Goldman Sachs, the same bank that advised JOSB that TMW’s offer is inadequate. The price that JOSB intends to pay for the Eddie Bauer assets – 13.1x EBIDTA for 2013 – is egregiously high, and the transaction has been described by analysts as “totally off the wall,” and one that “faces several obstacles.” The Eddie Bauer transaction is little more than a thinly-veiled defensive recapitalization hatched to thwart TMW’s bid for JOSB and interfere with the voting rights of JOSB stockholders. The recapitalization’s entrenching features include:

•	Forcing current stockholders to give up approximately 16.4% of their voting power in order to avoid economic dilution;

•	Issuing 16.6 % of JOSB’s stock into friendly hands after the announcement of a proxy contest;

•	Placing a block of shares that just happens to create a blocking position under Section 203 of the Delaware General Corporation Law following the announcement of a tender offer;

•	Imposing a 6%, $48 million break up fee – and therefore a $48 million cost – on a deal that the JOSB board badly wants to avoid;

•	Imposing an additional $50 million cost (by virtue of the earn-out) on an acquirer that wants to buy JOSB after the Eddie Bauer transaction closes, should such an acquirer wish to unwind the ill-conceived acquisition;

•	Adding two directors to the JOSB board in favor of Golden Gate – an entity that has a nearly $100 million incentive to support management (by virtue of potential escrows and earn-outs); and

•	Giving Golden Gate, which JOSB views as a potential white knight that can protect the Board’s lucrative positions at shareholder expense, a significant leg-up in any future bidding contest.

4.           In short, the board’s response to TMW’s premium offer was to engage in an economically irrational transaction, pack the board with allies, interfere with an upcoming vote, eliminate the stockholder protection embodied in Delaware’s Business Combination Statute, and force the stockholders to give up voting power. In light of the entrenchment motive that clearly exists by these elements, and the completely unreasonable response to the non-threatening premium offer from TMW, the Director Defendants cannot claim the protection of the business judgment rule for their decision to acquire Eddie Bauer.

5.           It is not surprising, given the economic and business absurdity of the Eddie Bauer-JOSB transaction, that the JOSB board structured the transaction so that it would avoid a stockholder vote.

6.           As part of the Eddie Bauer recapitalization, JOSB will issue to Golden Gate approximately 4.7 million shares (or 16.6% of the outstanding equity of JOSB) at $56 per share. In addition, Golden Gate will receive two seats on an expanded nine-member JOSB board. There is little doubt that Golden Gate is aligned with JOSB. The terms of the Eddie Bauer recapitalization provide that $42.5 million of the purchase price remain in escrow for the next 15 months, and Golden Gate may be entitled to earn-out payments of up to $50 million depending upon Eddie Bauer’s financial performance between now and January 2015. Golden Gate has a strong incentive to align itself with management of JOSB in order to maximize the nearly $100 million value of the escrow and earn-out, further increasing the windfall Golden Gate has already reaped by unloading Eddie Bauer – a company Golden Gate purchased at a bankruptcy auction in 2009 for $286 million – onto JOSB’s balance sheet in exchange for $825 million in cash and stock.

7.           Were that unlawful conduct not enough, JOSB has also announced that the termination fee on the Eddie Bauer transaction will be approximately $48 million, which is a patently unreasonable 6%. That, too, is designed to increase the cost of any bid by a third party.

8.           As part of the scheme to get JOSB equity into friendly hands, on February 19, 2014, JOSB commenced a $300 million self-tender offer for approximately 16.4% of the outstanding shares of JOSB at $65 per share, thus essentially buying shares at a premium from public stockholders in order to sell them for significantly less to Golden Gate – buying at $65 per share and simultaneously selling to Golden Gate at $56 per share. The front-loaded self tender is highly coercive because it will compel JOSB stockholders to tender their shares into the limited opportunity that the JOSB Board has made available to them – only approximately 16.4% will be bought as part of the self tender. Put differently, issuance of nearly 17% of JOSB’s shares into Golden Gate’s hands is little more than a scheme to buy votes against TMW using company resources. That conduct is entirely unjustifiable and cannot pass muster under the applicable entire fairness test.

9.           Lest there be any doubt that the JOSB Board has embarked on a scheme to impede TMW and save their jobs, JOSB recently reduced the trigger on its poison pill from 20%

to 10%, which was clearly done to ensure that TMW, or other JOSB stockholders, cannot acquire a meaningful position in JOSB or provide JOSB stockholders with an alternative to the coercive self-tender that has been authorized as part of the Eddie Bauer recapitalization. There is no justification for lowering the poison pill trigger from 20% to 10% except to make it impossible for TMW to consummate its tender offer—particularly at a time when JOSB is tendering for its own shares in a coercive partial offer. Plainly, if smaller stockholders wish to work together to ensure proper treatment, the low 10% poison pill trigger prevents such collaboration and will interfere with their right to conduct a fair proxy contest. As part of the amendment JOSB increased the exercise price in the pill from $200 to $250 which further ensures that even a bidder that secures a huge percentage of JOSB shares will suffer severe dilution.

10.         The Eddie Bauer recapitalization is a defensive maneuver that was taken without lawful justification and as a direct, disproportionate and unreasonable response to TMW’s premium offer. Its primary purpose is to prevent a change of control of JOSB, create a blocking position to prevent JOSB from reaching both the 85% threshold and the 66 2/3% unaffiliated threshold under Del. G. Corp L. section 203, and to buy votes against TMW at the upcoming annual meeting at which TMW has announced it will seek two seats on the JOSB staggered board.

11.         The desperate and illegal measures that the JOSB Board has taken to avoid a business combination with TMW stand in stark contrast to the zeal with which JOSB encouraged a potential business combination with TMW when the roles were reversed just a few months ago. At that time, JOSB – with help from Golden Gate’s $250 million of financing for which it would receive a 19.9% stake in JOSB – made an unsolicited proposal to buy TMW. Then, Mr. Wildrick, JOSB’s Chairman and the intended leader of the combined enterprise, was extremely positive about a potential business combination and chided the TMW board for refusing to talk to JOSB. Mr. Wildrick said the two companies were “ideal partners” which, when combined, would create “greatly enhanced benefits” for customers and “exciting opportunities” for employees. In Mr. Wildrick’s view, the prospect of this corporate marriage was a “win-win situation” for stockholders and consumers alike. Mr. Wildrick could not wait to negotiate with TMW’s board, going so far as to claim that a “good fiduciary” acting in the best interest of its stockholders would have to “talk to someone willing to make a serious offer” as JOSB had at a purported 42% premium over TMW’s closing price prior to communication of the offer.

12.         Now that Mr. Wildrick and his cronies on the JOSB Board, comprised principally of Mr. Wildrick’s longtime friends from Palm Beach and people who have worked for him for decades, face the prospect of losing their lucrative positions on the JOSB Board, and being thrown out of their jobs, the shoe is on the other foot. Mr. Wildrick and his Board members have quickly changed their minds about the positive value of a combination and have embarked on a brazen entrenchment campaign using company resources, no matter what the cost or harm to JOSB stockholders. On December 23, 2013, without even speaking with TMW, JOSB publicly rejected the initial proposal by TMW as “simply not in the best interests of [its] shareholders.”

13.         JOSB’s scheme to thwart TMW’s premium offer to JOSB stockholders is well underway. JOSB’s coercive tender offer is scheduled to expire on March 18, 2014 and the Eddie Bauer transaction could close at any time, further highlighting the need for this Court to intervene before JOSB inflicts irreparable harm on its own stockholders and on TMW.

THE PARTIES

14.         Plaintiff The Men’s Wearhouse, Inc. is a corporation duly organized under the laws of the State of Texas with a principal place of business in Fremont, California, and is one of North America’s largest specialty retailers of men’s apparel. Plaintiff is, and at all relevant times was, a shareholder of JOSB common stock.

15.         Defendant Robert N. Wildrick is, and was at all relevant times, Chairman of the Board of Directors of JOSB and Chairman of the Executive Committee of the Board. Mr. Wildrick served as the Company’s CEO from 1999 to 2008 and has been a member of the Board of Directors since 1994 – almost 20 years. Mr. Wildrick received a total of $1,143,092 in total compensation from JOSB in fiscal year 2012. Wildrick was a Director, and President and Chief Executive Officer of Venture Stores, Inc., a publicly traded value retailer, from April 1995 to May 1998, and was Chairman of its board of directors from January 1996 to May 1998. Mr. Wildrick is 69 years old and resides in Palm Beach, Florida. Mr. Wildrick’s term on JOSB’s Board expires in 2014, and he plans to seek re-election to the Board at the Company’s 2014 annual shareholder meeting.

16.         R. Neal Black is, and was at all relevant times, President and Chief Executive Officer of JOSB, and a member of the Board of Directors of JOSB. Mr. Black first joined JOSB in 2000 and became a director of the Board in 2008. Mr. Black received $2,901,229 in total compensation from JOSB in fiscal year 2012. Mr. Black is 58. Mr. Black’s term on JOSB’s Board expires in 2014, and he plans to seek re-election to the Board at the Company’s 2014 annual shareholder meeting. From 1995 to 1999, Mr. Black was Executive Vice President, Chief

Merchandising Officer and Board member of Venture Stores, Inc., a publicly traded family value retailer whose President and CEO was Robert Wildrick.

17.         Andrew A. Giordano is, and was at all relevant times, Lead Independent Director and Chairman Emeritus of the Board of Directors of JOSB. Mr. Giordano is Chairman of the Nominating and Corporate Governance Committee of the Board and serves on that committee with Mr. Ferstl and Mr. Ritman, and also serves on the Executive Committee with Messrs. Wildrick and Ritman. Mr. Giordano has been on the Board since 1994, and served as Chairman of the Board from 1999 to 2008. In 2008, Mr. Giordano became Lead Independent Director. Mr. Giordano received $253,105 in total compensation from JOSB in fiscal year 2012. Mr. Giordano is 80 years old and resides in Palm Beach, Florida.

18.         Sidney H. Ritman is, and was at all relevant times, a member of the Board of Directors of JOSB, and serves on the Nominating and Corporate Governance Committee of the Board. Mr. Ritman also serves on the Executive Committee of the Board with Mr. Wildrick and Mr. Giordano. Mr. Ritman has been on the Board since 2005. Mr. Ritman received $195,355 in total compensation from JOSB in fiscal year 2012. Mr. Ritman is 80 years old and resides in Palm Beach, Florida.

19.         William E. Herron is, and was at all relevant times, a member of the Board of Directors of JOSB, and serves as Chairman of the Audit Committee of the Board. Mr. Herron has been on the Board since 2005. Mr. Herron received $181,855 in total compensation from JOSB in fiscal year 2012. Mr. Herron is 66 years old and resides in Estero, Florida.

20.           James H. Ferstl is, and was at all relevant times, a member of the Board of Directors of JOSB. Mr. Ferstl has been on the Board since 2008, and has served on the

Nominating and Corporate Governance Committee since 2009. Mr. Ferstl received $147,355 in total compensation from JOSB in fiscal year 2012. Mr. Ferstl is 70 years old. Between 1995 and 1999, Mr. Ferstl was Executive Vice President, Chief Merchandising Officer and a board member of Venture Stores, Inc., a publicly traded family value retailer whose President and CEO was Robert Wildrick.

21.         Byron L. Bergren is, and was at all relevant times, a member of the Board of Directors of JOSB. Mr. Bergren joined the Board in September 2013. Pursuant to the JOSB non-employee director compensation guidelines, Mr. Bergren will receive an annual retainer of $40,000 plus fees incurred for attending each Board and committee meeting. These guidelines also provide for additional compensation to Mr. Bergren if he is elected Chairman of the Board of any of the Board’s committees. Mr. Bergren is 67 years old and resides in Ponte Vedra Beach, Florida.

22.         The JOSB stockholdings of the Director Defendants recounted above are—in the aggregate—equal to less than 1% of JOSB’s outstanding shares. As such, the Director Defendants’ personal interests are more aligned with maintaining their various direct compensation for board service than in maximizing stockholder value.

23.         Defendant Everest Holdings LLC is a holding company for the Eddie Bauer brand and its related businesses and operations.

24.         Defendant Everest Topco LLC (“Everest Topco”) is a portfolio company owned by Golden Gate. Everest Topco owns all of the outstanding limited liability company interests of Everest Holdings LLC.

25.         Defendant Golden Gate Private Equity Inc. is a private equity and venture capital firm with its principal place of business in San Francisco, California. Golden Gate purchased Eddie Bauer at a bankruptcy auction in 2009 and owns Everest Topco, which owns Everest Holdings LLC, the parent company of Eddie Bauer. (Golden Gate, Everest Topco and Everest Holdings LLC, collectively, are referred to herein as “Golden Gate”).

26.         Defendant JoS. A. Bank Clothiers, Inc. is a publicly traded corporation incorporated in Delaware and headquartered in Hampstead, Maryland.

FACTUAL BACKGROUND

27.         JOSB is a national designer, manufacturer and retailer of men’s apparel. The Company operates more than 600 stores throughout the United States, in addition to online and catalog operations. JOSB’s products are targeted for sale to the professional career man, with a wide offering of suits, tailored clothing, tuxedos, dress shirts and pants, overcoats, and ties, among many other products.

28.         TMW is also a national retailer of men’s professional clothing with approximately 1,100 stores throughout the United States and approximately 120 stores in Canada. TMW owns a number of other brands, including a tuxedo rental business, retail dry cleaning, and laundry and heir looming operations. TMW also provides customers with a wide offering of suits, tailored clothing, tuxedos, dress shirts and pants, overcoats and ties, among many other products.

29.         Eddie Bauer is a struggling outdoor sports apparel and camping gear merchant that filed for bankruptcy twice in a span of just six years, once in 2003 and again in 2009. The company was sold in 2009 at a bankruptcy auction to Golden Gate for $286 million. Eddie

Bauer has approximately 370 stores in the U.S. and Canada and sells casual clothing, sportswear and outerwear for men and women.

JOSB Seeks to Acquire The Men’s Wearhouse and Touts the Benefits of a Combination of the Two Companies

30.         On September 18, 2013, JOSB made an unsolicited proposal to acquire all the outstanding shares of TMW, at $48 per share, representing a total equity value of $2.3 billion.

31.         Golden Gate agreed to provide up to $250 million of financing to fund the proposal by JOSB, in exchange for a 19.9% stake in JOSB.

32.         In his letter to TMW’s Chief Executive Officer, Wildrick described TMW and JOSB as “ideal partners” and discussed the “strategic wisdom” of combining the two entities.

33.         Just prior to making its unsolicited proposal for TMW, the Director Defendants expanded the JOSB Board from six members to seven, and appointed Defendant Bergren to the newly created seventh Board position. Under the JOSB certificate of incorporation, the maximum number of directors is twelve.

34.         JOSB publicly confirmed the proposal for TMW in a press release on October 9, 2013. The press release included highly complimentary statements about a combination of the two companies, with Chairman of the JOSB Board Robert Wildrick stating that he “[has] always admired Men’s Wearhouse” and believes that a combination of JOSB and TMW “will create continued growth and sustainable value” for stockholders, “greatly enhance benefits” for customers, and result in “exciting opportunities” for employees.

35.         Press reports from on or around October 9, 2013 attributed numerous statements to Wildrick in favor of combining the two entities, including statements from Wildrick that the proposal was a “win-win situation” for stockholders and consumers, and “a merger of the two made sense.”

36.         Pursuant to JOSB’s stated intentions at the time, the combined business entity would be led by Wildrick, a Palm Beach, Florida politician who has not been the chief executive officer of a company since 2008.

37.         TMW’s Board rejected the offer by JOSB after careful evaluation with the assistance of its outside financial and legal advisors. In doing so, TMW explained that the proposal by JOSB significantly undervalued TMW’s leading market position and its standalone value.

38.         Spurned by the rejection, JOSB immediately issued a press release that same day, on October 9, 2013, referring to TMW’s response as a “knee-jerk reaction” that did not “serve the interests of their shareholders or their customers.”

39.         Wildrick also stated in an interview that JOSB would be receptive to an acquisition proposal by TMW if TMW offered the same 42% premium to JOSB stockholders that JOSB had offered to TMW stockholders in its $48 per share proposal.

40.         Wildrick’s comment clearly invited the possibility of a change of control of JOSB for an acquisition price that offered a particular premium to the Company’s stockholders.

41.         Wildrick was quoted by several media outlets on or around October 9, 2013, criticizing the members of TMW’s Board. The New York Times reported Wildrick as stating,

“[i]n today’s world, with that kind of premium, how could you not have your directors have a serious discussion?” “The issue is, I guess, some people like their jobs more than they like their shareholders.” Now, with “that kind of premium” on the table for JOSB, Wildrick and his Board refuse to have any discussion with their suitor.

42.         Wildrick also publicly expressed his belief that TMW’s response did not reflect good business judgment or compliance with fiduciary duties. An October 18, 2013 article in Women’s Wear Daily reported Wildrick as saying he was “curious why the Men’s Wearhouse board will not at least talk to [JOSB]. Part of good business judgment is getting all of the facts, so you are leaving no stone unturned.” Now that JOSB is the target, Wildrick is abandoning what he says is “good business judgment” and refuses to “get[] all of the facts” to explore with TMW its offer to raise its price for JOSB.

43.         When asked, in a subsequent interview, whether JOSB would consider an acquisition by TMW, Wildrick reportedly stated “that’s their right and we would conduct ourselves in a much different fashion than they have.” Wildrick added that, in such a situation, he would “be a good fiduciary” and talk to TMW. Wildrick surmised that TMW’s board was “looking out for themselves,” and not acting in the best interests of stockholders by refusing “to even talk to someone willing to make a serious offer.”

44.         JOSB’s financial advisor, Fianco LLC, also called on the Men’s Wearhouse directors to “come to their senses and meet,” and stated, “[w]e don’t understand how the directors do not recognize their fiduciary duties to have the discussions.”

45.         Given the clear benefits to JOSB of a combination with TMW and his plan to restore himself to the position of CEO, Wildrick continued to identify the value of a combination with TMW. He said, “[w]e’ve been studying this for nine months and it makes so much sense.”

46.         On November 15, 2013, JOSB terminated its acquisition proposal. In a press release, JOSB stated that it still believed “a transaction could be in the best interest of the respective shareholders of the two companies.”

The Men’s Wearhouse Seeks to Acquire JOSB and JOSB Refuses to Engage

47.         Although JOSB’s proposal to acquire TMW was not in the best interest of TMW’s stockholders because, among other things, it significantly undervalued TMW, TMW recognized – as JOSB did – that a business combination of the two companies would provide significant synergies and could be beneficial to its stockholders. After a thorough analysis, and in consultation with financial and legal advisors, on November 26, 2013, TMW made a proposal to acquire all the outstanding shares of JOSB common stock at $55 per share. The $55 offer price represented a 45% premium to the JOSB enterprise value.

48.         In connection with TMW’s offer, representatives of TMW, including its CEO, Douglas Ewert, made a number of statements regarding the company’s willingness to engage in negotiations with JOSB to work out a transaction that would benefit both companies, which only weeks earlier, JOSB also sought to complete. Mr. Ewert expressed his “strong preference” to work directly with JOSB to “negotiate a mutually acceptable transaction and avoid unnecessary costs.” Lead Director of TMW’s Board, William Sechrest, stated that TMW was “ready to engage with the [JOSB] Board immediately” to “execute the integration of [the two] companies and achieve the synergies that would result.”

49.         Rather than treat the proposal by TMW as an opportunity to consummate a business combination that JOSB had previously stated would provide “continued growth and sustainable value for [JOSB] stockholders,” the Director Defendants suddenly showed no interest in an offer that did not have Wildrick as the man in charge of the combined enterprise.

50.         Although JOSB vowed to “evaluate the proposal,” it rebuffed efforts by TMW to engage in negotiations, notwithstanding Wildrick’s numerous statements confirming his belief that negotiating under these circumstances was the appropriate thing to do for stockholders, and that directors who failed to do so were putting their own interests above those of their stockholders. JOSB has made no attempt to discover what price TMW might pay in a negotiated transaction.

51.         The Director Defendants further contradicted their prior statements about their strong desire to execute a transaction with TMW, explaining, instead, that JOSB was considering other strategic transactions. Wildrick was quoted as saying that JOSB had put TMW “at the top of the list of strategic alternatives” because JOSB wanted to pursue an acquisition that was “something similar” to what its business was doing. He opined that following TMW’s rejection of the TMW acquisition proposal, JOSB would now “have to look at the other things on [its] list.”

52.         On December 23, 2013, JOSB publicly rejected the proposal by TMW as “simply not in the best interest of [its] shareholders.”

The JOSB Board Bolsters its Poison Pill and Strips Stockholders of Rights to Determine Board Size

53.         On January 3, 2014, the JOSB Board amended the Company’s Shareholder Rights Plan (the “Poison Pill”) to reduce the threshold trigger from 20% to 10%. Pursuant to the terms of the Poison Pill, once a person (or a group of persons) has come to own at least 10% of the outstanding stock of JOSB, the Company will issue a large number of new shares at a steep discount to other stockholders, effectively diluting the voting power and economic ownership of the person who acquired 10%.

54.         The amendment to the Poison Pill will have the impact of thwarting acquisitions of shares by stockholders (or groups of stockholders) over the 10% threshold, and will prevent stockholders from acting together to protect their interests. Thus, the poison pill is designed not only to prevent JOSB stockholders from exercising their rights but also to impede any acquisition attempt by TMW by making it prohibitively expensive for TMW to complete a takeover without the consent of the Director Defendants, who retain the sole authority to redeem the Pill. The Director Defendants have not used the Poison Pill to negotiate a higher price from TMW.

55.         The Poison Pill was also amended to increase the exercise price from $200 to $250 per share. This change further ensures that even a bidder that secures a huge percentage of JOSB shares will suffer severe dilution.

56.         In addition to the lower threshold, the Poison Pill was also amended to include the acquisition of derivative instruments as a triggering factor, as opposed to just the purchase of JOSB securities.

57.         Also on January 3, 2014, the JOSB Board amended its by-laws to exclusively grant the sole power to increase or decrease the number of directors constituting the Board to be not less than three and no more than twelve to the JOSB Board itself.

The Men’s Wearhouse Launches a Tender Offer

58.         On January 6, 2014, TMW publicly announced a non-coercive, non-discriminatory cash tender offer for all outstanding shares of JOSB at $57.50 per share, with an expiration date of March 28, 2014. The increased offer price, which represented a $1.61 billion valuation of JOSB, was higher than JOSB shares had ever closed in the Company’s history. The offer also represented a 52% premium to JOSB’s enterprise value and a 38% premium to its closing price on the day prior to the public announcement of JOSB’s proposal to acquire TMW.

59.         Mr. Ewert reiterated TMW’s commitment to combining the two companies, explaining that TMW was taking the offer directly to stockholders although its “strong preference [was] to work collaboratively with [JOSB] to realize the benefits of the transaction.”

60.         TMW also announced on January 6, 2014, that it would deliver notice to JOSB of its intention to nominate two independent director candidates, John D. Bowlin and Arthur E. Reiner, for election to the JOSB Board at its 2014 Annual Meeting. TMW submitted its nomination notice for Messrs. Bowlin and Reiner to JOSB in accordance with JOSB’s by-laws on January 14, 2014.

61.         News of the tender offer by TMW was well received by industry analysts and stockholders alike. Following the announcement, JOSB’s share price jumped 4.5% and TMW shares increased 2.2%.

JOSB Rejects the Tender Offer

62.         On January 17, 2014, JOSB filed a Schedule 14D-9 with the Securities and Exchange Commission, urging stockholders to reject the tender offer by TMW as “inadequate.” The Schedule 14D-9 describes the tender offer as “opportunistic” and failing to “reflect the Company’s strategy and future prospects.” Though the Director Defendants claim to have relied upon an inadequacy opinion from Goldman to reject the TMW offer, that valuation predated TMW’s offer to negotiate for a revised acquisition proposal.

TMW Reaffirms its Commitment to the Offer and the Director Defendants Reaffirm Their Commitment to Themselves

63.         On January 17, 2014, in response to the Schedule 14D-9 Recommendation, TMW reaffirmed its interest in the transaction, stating in a press release, “[w]e remain committed to this transaction and are prepared to immediately engage in good-faith negotiations so we can deliver the compelling value of a combination of our companies to our respective shareholders.”

64.         TMW also urged the outside Director Defendants to form a special committee that would objectively evaluate the offer, protect the integrity of the voting process, and sit down with TMW to begin discussions. Wildrick and his Board still refused to discuss TMW’s offer, despite the compelling premium it presented. On January 30, 2014, Mr. Ewert sent a letter to the JOSB outside directors reiterating his request that they form a special committee to consider the offer, which would provide stockholders “with a substantial premium.” Mr. Ewert further explained that TMW is “prepared to increase [its] offer price if [JOSB] can demonstrate or [TMW] can discover additional value through discussions or limited due diligence” (emphasis in original).

65.         Despite their prior stance that TMW would be an ideal partner, the Director Defendants now scrambled to find a transaction that would allow them to frustrate TMW’s offer, entrench their own positions, and deprive their stockholders of a choice in the matter.

66.         The outside directors did not themselves respond to Mr. Ewert’s letter, even though it was addressed to just them. Instead, consistent with Wildrick’s full domination and control over the outside directors, the full JOSB Board sent a letter to Mr. Ewert on February 2, 2014, claiming that there is “no benefit in commencing negotiations with Men’s Wearhouse.”

TMW Increases its Offer to $63.50 per share, a 60 % Premium

67.         On February 24, 2014, TMW increased its tender offer price to $63.50 per share, which represents a compelling 60% premium over JOSB’s unaffected enterprise value and a 52% premium over JOSB’s closing share price on October 8, 2013, the day before JOSB’s made its proposal to buy TMW. TMW has also indicated that it could potentially increase the offer price to $65.00 per share if it can conduct limited due diligence.

The Director Defendants Are Not Disinterested

68.         JOSB claims to have five outside directors on its Board, plus Wildrick and Black. It is clear, however, that the outside directors of the JOSB Board are not disinterested. The entire Board is hopelessly dominated and controlled by Wildrick, whose will has dominated Board decisions for two decades. Moreover, TMW’s offers to acquire JOSB raise the omnipresent specter of entrenchment and likelihood that the Board is acting in its own self interest.

69.         Wildrick receives excessive compensation from JOSB. In fiscal year 2012, JOSB paid Wildrick the outrageous sum of $1,143,092 in total compensation. Of this amount, $213,250 was paid as compensation for his Board position, and $825,000 was paid to him pursuant to a “consulting” agreement with the Company, though it is unclear what services he performs under this arrangement other than his typical duties as a Director.

70.         Although he is not an executive officer, Wildrick’s fiscal year 2012 compensation from JOSB was higher than that of every JOSB executive officer, with the exception of the Company’s CEO, Black.

71.         If Wildrick loses his position on the Board, whether because he is not re-elected at the 2014 annual meeting or because TMW succeeds in acquiring JOSB, Wildrick will lose the material income stream from JOSB that he has been enjoying for many years, not to mention the loss of prestige with his Palm Beach friends and electorate. Wildrick, thus, has a strong personal incentive to ensure that he is reelected to the JOSB Board and that TMW does not acquire JOSB.

72.         The Company’s CEO, Black, also has considerable incentives to get himself reelected to the JOSB Board and ensure that TMW does not acquire JOSB. Black, who received $2.9 million in total compensation from JOSB in fiscal year 2012, has personal financial interests that are not aligned with stockholder interests.

73.         Each of the outside directors has a strong incentive to act in a manner that pleases Wildrick, in order to keep their lucrative and prestigious positions on the JOSB Board. A number of these directors are also beholden to Wildrick through close personal and professional relationships with Wildrick, apart from shared service on the JOSB Board.

74.         Giordano and Ritman have been close friends and neighbors of Wildrick in Palm Beach for many years.

75.         Giordano has served with Wildrick on the JOSB Board since 1994. Giordano received $253,105 in total compensation for his JOSB Board service in fiscal year 2012.

76.         Ritman, another Palm Beach neighbor and friend of Wildrick, nominated Wildrick to the Palm Beach City Council in 2012, and seconded his nomination to the City Council in 2014.

77.         Black and Ferstl have worked for Wildrick for many years. Before reporting to him on the JOSB Board, they worked for him at Venture Stores, Inc. Wildrick was a Director, and President and Chief Executive Officer of Venture Stores, Inc., a publicly traded value retailer, from April 1995 to May 1998 and was Chairman of its board of directors from January 1996 to May 1998. Black was Senior Vice President of Product Development and General Merchandise Manager at Venture Stores, Inc. from 1995 to 1998. Ferstl served as Executive

Vice President, Chief Merchandising Officer and a member of the Venture Stores, Inc. board of directors from 1995 to 1999.

78.         Black and Ferstl joined Wildrick at JOSB after Wildrick left Venture Stores, Inc., clearly suggesting that Black and Ferstl are beholden to Wildrick for providing them with their positions at JOSB. Giordano, Ritman and Wildrick constitute the JOSB Executive Committee. Giordano and Ritman pair with Ferstl, who is Wildrick’s former employee, on the Nominating and Corporate Governance Committee.

79.         Bergren, the newest member of the Board added in September 2013 to keep JOSB stockholders from seeking to control 50% of the Board once the battle for control of the Company began, was also hand picked by Wildrick. Wildrick and Bergren worked together for years as senior management at Belk’s. It is clear that Wildrick has close personal and professional ties with the outside directors of the JOSB Board that span years and, in some instances, decades. These directors have every incentive to act in a manner that pleases Wildrick in order to keep their lucrative JOSB Board seats and also to maintain the benefits of their shared personal and professional relationships with Wildrick.

JOSB Engages in a Defensive Recapitalization

80.         Without attempting to learn whether the TMW offer might be improved, the Director Defendants took action to cram down a recapitalization on the stockholders, forcing them to essentially transfer 16.6% of the company to Golden Gate, while retaining the remaining interest in a newly leveraged entity. Thus, on February 14, 2014, JOSB announced an agreement with Everest Topco, a Golden Gate vehicle that owns the Eddie Bauer brand and its related businesses, to buy Eddie Bauer, for $825 million, in an attempt to make the combination of

JOSB and TMW prohibitively expensive and otherwise thwart that transaction by putting shares into friendly hands and friendly directors on the board.

81.         The purchase price consists of $564 million in cash ($42.5 million of which is tied up in escrow) and approximately 4.7 million new shares of common stock of JOSB issued to Everest at $56 per share, with a further earn-out of up to $50 million. JOSB plans to finance the acquisition through $340 million cash, the stock issuance and debt financing of up to $900 million to be provided by Goldman Sachs.

82.         The recapitalization will result in JOSB going from a company with zero debt and $445 million of cash, to a leveraged entity with nearly $600 million of debt, or approximately 3.0x leverage.

83.         The shares will be obtained from the current stockholders in a coercive partial self-tender. Because of the premium being paid (and because TMW is precluded by the poison pill from purchasing shares under its offer), stockholders will have no rational choice but to tender to JOSB, thereby giving up voting power in order to avoid economic dilution. The tendered shares will then be placed into the hands of management’s hand picked stockholder, Golden Gate.

84.         The $56 per share price that JOSB used to value its shares for the Eddie Bauer recapitalization falls well short of the $57.50 per share price that TMW offered to pay stockholders, belying the Director Defendants’ claims that the TMW offer supposedly undervalued JOSB’s shares. It is also far less than the $63.50 that TMW has today offered to pay JOSB stockholders for their shares.

85.         Wildrick is poised to remain in charge and become Chairman of the Board of the combined entity.

86.         The Eddie Bauer recapitalization will provide significant aid to Wildrick and Black in their reelection bid, and further pack the board with management-friendly members. The Eddie Bauer components, together with the Poison Pill, constitute unreasonable and impermissible defensive measures taken in response to the offer. The Eddie Bauer recapitalization is not just a simple corporate acquisition, but rather a multi-faceted scheme that involves saddling JOSB with hundreds of millions of dollars of debt, handing a blocking position to an economically beholden stockholder, imposing a grossly unreasonable 6% termination fee, and engaging in a coercive self-tender whose only purpose is to buy votes to accomplish JOSB’s stated desire: prevent TMW’s offer from succeeding whatever the cost. Delaware law forbids such patently unlawful conduct.

Issuing 16.6% of the JOSB Equity to Golden Gate Is Unreasonable

87.         The Eddie Bauer recapitalization requires JOSB to issue approximately 4.7 million new common shares to Golden Gate. The stock issuance, when combined with the stock buyback of approximately 4.6 million shares (described below), effectively puts 16.6% of JOSB shares in the hands of a company that is beholden to JOSB management and the Board. Golden Gate is receiving a substantial premium for Eddie Bauer, which it bought out of bankruptcy in 2009, and stands to receive even more money from earn-outs and escrows. Not only is the price at which JOSB issued stock to Golden Gate below the $57.50 that the JOSB board has already characterized as “inadequate,” but the price JOSB paid to Golden Gate for the Eddie Bauer assets is also unreasonably high at 13.1x the estimated Eddie Bauer earnings before interest, taxes, depreciation and amortization (“EBITDA”) for fiscal year 2013 – which is substantially higher than the 8.3x EBITDA JOSB offered for TMW – especially taking into account that Eddie Bauer has filed for bankruptcy twice in just six years. Additionally, this 13.1x multiple is at the top of the valuation multiples paid in recent precedent apparel retail transactions and more than double JOSB’s multiple on, and over 70% higher than any multiple at which JOSB had traded in the five years prior to, the day prior to JOSB making an offer to acquire TMW.

88.         Golden Gate is therefore already reaping the rewards of a highly economically attractive transaction and now stands to make even more money because the escrow period terminates in 15 months and the earn-out period expires in January 2015. Golden Gate may secure nearly $100 million in future earn-outs and escrow payments—which JOSB may also dispute, minimize, or otherwise manipulate under the terms of those provisions, thus providing every incentive for Golden Gate to preserve management’s good will by voting for its slate at the upcoming elections.

89.         The close ties between Golden Gate and JOSB are further highlighted by the fact that Golden Gate was to provide $250 million of financing to JOSB and receive a 19.9% stake in JOSB as part of JOSB’s proposal to acquire TMW in October 2013.

90.         The 16.6% ownership by Golden Gate amounts to a complete blocking position under Delaware General Corporation Law section 203. With 16.6% ownership, Golden Gate has the ability to preclude TMW from acquiring 85% of JOSB’s outstanding shares under section 203(a)(2), and also virtually guarantees it the ability to block the 66 2/3% vote on the back-end transaction under Section 203(a)(3) if TMW were able to buy a majority of JOSB’s outstanding shares. Thus, the recapitalization specifically targets the safety valves built into the statute to avoid management entrenchment. In contrast to its issuance of a 16.6% block into friendly hands, the JOSB Board recently decreased the Poison Pill threshold to 10%, so that no other stockholder could own even two-thirds of what is being issued to Golden Gate. (Of course, this preclusive provision was waived for Golden Gate). Thus, management and its ally, Golden Gate, will have a significant advantage going into any proxy contest.

91.         The 16.6% ownership by Golden Gate will also disenfranchise JOSB stockholders and frustrate the election process at the 2014 annual meeting. The standstill agreement executed in connection with the Eddie Bauer recapitalization does not require Golden Gate to vote and tender its shares in proportion with the other shares voting at the annual meeting. By delivering 16.6% of voting shares into a single management-friendly owner after TMW delivered its nomination notice to JOSB, the Director Defendants are interfering with the shareholder vote by stacking the votes in management’s favor in direct response to the TMW slate that is poised to unseat Wildrick and Black. While the Company has appealed to Golden Gate’s financial interests in the midst of a contested, high stakes situation, with clear implications for their future relationship, the Director Defendants have taken no steps to ensure that the stockholder franchise is protected.

92.         There is little question that a management-beholden stockholder with a nearly 17% of JOSB’s outstanding voting shares will give management a considerable, material and unfair advantage in their reelection bids. This result is all the more pernicious because Golden Gate was bought off with an egregiously high asset purchase price for Eddie Bauer, and an overly generous price for JOSB’s sale of the 16.6% equity interest to Golden Gate, plus an escrow and earn-out designed to ensure Golden Gate’s continued fealty to the incumbent directors.

The Director Defendants Are Using a Coercive Self-Tender to Further Entrench Themselves

93.         Another element of the Eddie Bauer recapitalization is the coercive front loaded tender offer whose only purpose is to get the 16.6% of JOSB shares out of the hands of the public JOSB stockholders and into the hands of Golden Gate.

94.         The self-tender offers to buy back up to $300 million of outstanding JOSB shares, or roughly 4.6 million shares, at $65 per share to offset the roughly equivalent number of new shares that JOSB is issuing to Golden Gate at $56 per share. JOSB, thus, is willing to pay an additional $9 per share for its own stock – usurping over $40 million in the aggregate – in order to ensure that the share transfer to its ally, Golden Gate, is successful. The self-tender offer is scheduled to expire on March 18, 2014.

95.         The $65 offer is a premium over the market price of JOSB shares and is only available for roughly 16% of outstanding shares.

96.         The offer is highly coercive because, following the tender and the close of the Eddie Bauer recapitalization, the newly leveraged company is unlikely to have a $65 per share value. In fact, the $56 value attached to the newly issued shares to Golden Gate indicates that stockholders who do not tender into the coercive price of $65 for 16% of the Company will be left with shares worth only $56 (or less) on the back end of the transaction.

97.         Moreover, Golden Gate will have a complete blocking position under Section 203 and stockholders likely will be left with no further option to extract value. Thus, in order to avoid significant economic dilution, stockholders have little choice but to tender into the share buyback, and retain the reduced interest in the Company, even if they had preferred to sell all of their shares into the TMW offer.

98.         Thus, even if TMW’s offer for all shares is clearly superior to the combination of the recapitalization’s cash front end and leveraged security back end, stockholders are forced to choose the latter—and give up significant corporate governance protection.

99.         As a result of the coercive self-tender, Golden Gate will hold 16.6% of JOSB, stockholders will be completely and permanently deprived of selecting the non-coercive TMW offer, and the Director Defendants will have maintained their Board seats at the expense of the stockholders they are supposed to serve.

The Director Defendants are Packing the Board

100.       The Eddie Bauer recapitalization also gives Golden Gate two seats on the Board, which likely will expand the Board from seven to nine. This is in addition to the seventh seat that the Director Defendants added just prior to their initial attempt last September to combine JOSB and TMW, and the January 3, 2014 amendments to the by-laws stripping shareholders of any ability to set the number of seats on the Board.

101.       The Director Defendants are plainly adding the two additional directors in response to the TMW offer and for the purpose of diminishing the influence of the TMW nominees on the Board.

102.       The move was in direct response to the announcement by TMW that it planned to nominate two directors to the JOSB Board. The upcoming Board election is especially significant because both Wildrick and Black are running for re-election. Accordingly, JOSB has every incentive to impede the effectiveness of the shareholder vote by ensuring that even if Wildrick and Black are not re-elected, the Board will continue to be dominated by directors who will thwart the TMW offer by any means necessary. The Board seats granted to Golden Gate are designed to allow the Director Defendants to control the Board, whether personally or through their ally Golden Gate, regardless of who the stockholders wish to vote onto the Board at the upcoming Annual Meeting.

103.       JOSB’s interference with stockholder voting rights and diminishing the potential influence of TMW’s nominees on the TMW board has no justification, much less the compelling justification required under Delaware law.

Director Defendants Agree to a 6% Termination Fee to the Detriment of Stockholders

104.       In an effort to appear as though JOSB is actually considering the interests of its stockholders in effectuating this transaction, the agreement with Eddie Bauer contains an unusual provision whereby JOSB can pay Golden Gate $48 million to terminate the agreement in order to accept a superior unsolicited offer made by a third party after the agreement that, among other things, the JOSB Board reasonably determines in good faith is reasonably expected to create greater value for the JOSB stockholders than the Eddie Bauer deal.

105.       The provision is a ruse, designed to give the appearance that the Board will consider superior offers when, in reality, the Board has already demonstrated that it will not, in good faith, explore any transaction to acquire JOSB that would result in them losing their lucrative and prestigious board seats.

106.       The $48 million termination fee (which can be increased to $55 million in certain circumstances) is obscenely high for the $825 million Proposed Bauer transaction. Although the Director Defendants characterize the termination fee as three percent of the TMW offer, it is actually six percent of the Eddie Bauer recapitalization transaction. The Directors’ calculation of the termination fee for the Bauer transaction as a percentage of the TMW offer confirms that the fee was adopted to deter TMW, while giving Golden Gate another windfall at the expense of stockholders and making it less likely that a bidder will emerge to compete with the Eddie Bauer recapitalization. The termination fee clearly makes it more expensive for TMW to pursue its bid. Agreeing to this fee without making any attempt to determine what TMW might be willing to pay, while knowing that TMW was willing to negotiate, shows a conscious and willing disregard by the Defendant Directors for the interests of the JOSB stockholders.

107.       The Director Defendants agreed to the outrageous termination fee for the purpose of making it more expensive and difficult for TMW to acquire JOSB. The termination fee creates no value for stockholders and serves only to further entrench the Director Defendants.

The Combined Effect of the Eddie Bauer Transaction

108.       Viewed together, the combined terms of the Eddie Bauer recapitalization effectively preclude any competing transaction for JOSB. By any reading, the measures taken by JOSB amount to a disproportionate and unreasonable response to the TMW offer. By granting a significant ownership interest to Golden Gate, creating a complete blocking position to thwart the offer, unfairly influencing the shareholder vote at the annual meeting, offering a highly coercive self-tender, stacking the Board with friendly allies, and agreeing to an excessive 6% termination fee, the Director Defendants seek to ensure that the TMW offer will fail and have put their entrenchment for personal gain above the will and best interests of the JOSB stockholders.

109.       The Eddie Bauer recapitalization is particularly draconian in this instance because it can, and likely will, close before the 2014 Annual Meeting. Although JOSB purports to be able to walk away from the transaction by paying the termination fee, JOSB management will have to decide whether to exercise that option or close the transaction before receiving stockholder input through their own exercise of the stockholder franchise. Unlike other defensive tactics that may be adjusted or repealed by a felicitous board of directors as circumstances change, the Eddie Bauer recapitalization will be difficult to unwind or rescind after closing.

JOSB Ignores the Detrimental Effects of the Eddie Bauer Recapitalization on JOSB Stockholders

110.       The highly defensive maneuver of the Director Defendants in agreeing to the Eddie Bauer recapitalization has left shareholders and analysts alike questioning the value to JOSB stockholders of a deal that leaves JOSB saddled with debt and in control of a company that offers little value enhancement to JOSB’s long-term prospects.

111.       Eddie Bauer, purchased by its private equity owner Golden Gate at a bankruptcy auction in 2009, is a struggling outdoor sports apparel and camping gear merchant. The company – with 40% of its sales in women’s clothing and nearly 30% in gear and outerwear – has little to do with JOSB’s highly focused business as a retailer of tailored men’s clothing, and the proposed acquisition is inconsistent with Wildrick’s previously stated preference to pursue an acquisition of “something similar” to JOSB’s existing business. JOSB has stated that the so-called “synergies” with Eddie Bauer will be “an important driver of near term value for the Company,” ignoring the substantially more significant synergies available in a transaction with TMW.

112.       The potential synergies created by a combination with a business operating in a completely different retail sector pale in comparison to those that could be achieved by combining with a company that shares the same product market. In fact, JOSB previously identified synergies with TMW, estimated by some analysts at between $100 and $150 million, as being a significant motivation behind JOSB’s offer to buy TMW. Now, in light of the announcement of the Eddie Bauer recapitalization, JOSB downplays the benefits JOSB previously touted in offering to buy TMW by, instead, explaining that a deal with TMW “was all about synergies in the short term and not about growth.”

113.       The comment, provided by Neal Black in a February 14, 2014 MarketWatch article, directly contradicts prior statements by JOSB just months earlier when it sought to convince its own stockholders of the wisdom and sound judgment of an acquisition of TMW.

114.       Wholly aside from the incompatible nature of JOSB and Eddie Bauer’s businesses, Eddie Bauer as a stand-alone company leaves much to be desired. Eddie Bauer has been in and out of Chapter 11 bankruptcy protection since 2003, and prior to JOSB’s offer, failed twice to sell itself in the past decade. The company has struggled to maintain its identity, oscillating between its core offerings of outdoors wear and casual wear, all the way to home goods such as linens, and back to outdoors wear again.

115.       JOSB has also discussed its plan to assist Eddie Bauer in securing better store locations and growing its brand. It is clear that the proposed transaction with Eddie Bauer, while perhaps offering assistance to Eddie Bauer’s growth strategy, does not offer much for the stockholders of JOSB. Nonetheless, JOSB is betting over half of its market capitalization on this shaky purveyor of women’s and outdoor clothing, rather than considering a “win-win” deal with TMW and JOSB that has the potential for significant synergies.

116.       The Eddie Bauer recapitalization has been criticized by many industry watchers, including an analyst with Avondale Partners who described the idea as “totally off the wall.” In a February 3, 2014 article, the Wall Street Journal questioned the business rationale of a combination between JOSB and Eddie Bauer, noting that a deal with Eddie Bauer, a seller of casual outdoor apparel, would offer few of the purchasing and sourcing efficiencies that would result in a combination between JOSB and TMW.

117.       JOSB stockholders quickly showed their disapproval of the contemplated acquisition of Eddie Bauer by JOSB as well. They responded to initial news reports of the potential transaction on February 3, 2014 with a sell-off of JOSB stock, leading to more than a 6% drop in its share price in the two days following the announcement reducing JOSB’s market capitalization by approximately $100 million.

118.       It is clear that the Eddie Bauer recapitalization, which would entail a significant financial commitment by JOSB, is solely a defensive tactic intended to preclude a takeover by TMW.

119.       Though JOSB claims to have been contemplating an acquisition of Eddie Bauer “for a number of years,” it admitted in a February 14, 2014 press release that, “[u]ntil recently, Golden Gate was not prepared to consider a transaction involving Eddie Bauer.” Indeed, Golden Gate reported within the past quarter that it did not have near-term plans to sell Eddie Bauer. In other words, Golden Gate acted opportunistically – at the expense of JOSB and its stockholders – when JOSB management sought to thwart the TMW offer. JOSB also made no mention of an alternate plan to acquire Eddie Bauer when it was still pursuing an acquisition of TMW. Nor did JOSB disclose discussions with Eddie Bauer in item 7 of its Schedule 14D-9 recommendation to stockholders, which summarized the Company’s strategic plans.

120.       The Eddie Bauer recapitalization is a hasty transaction devised by the Defendants to serve their own personal interests. Golden Gate previously agreed to provide $250 million in financing to assist JOSB in its attempt to acquire TMW, in exchange for a roughly 20% stake in JOSB. When that acquisition attempt failed, Golden Gate provided assistance to JOSB in another form: Eddie Bauer. Golden Gate purchased Eddie Bauer at a bankruptcy auction in 2009 for $286 million. As analysts have explained, Eddie Bauer “has struggled for years with its brand identity.” Selling the troubled company provided the perfect solution for both Golden Gate, who could profit by selling a portfolio company with an uncertain future, and JOSB, who needed an alternative transaction to fend off the proposal by TMW.

121.       Consistent with the Director Defendants’ refusal to make sure that nobody, including the stockholders they are supposed to serve, threatens their control of the Company, the Bauer recapitalization is not subject to shareholder approval. Nor have the Director Defendants indicated any interest in waiting until after the 2014 Annual Meeting to gauge whether stockholders would prefer TMW’s all-cash, all-shares alternative before deciding whether to exercise its termination right or close with Golden Gate. Instead, the Director Defendants intend to cram down this defensive measure in a matter of days or weeks – as soon as Hart-Scott-Rodino antitrust clearance is obtained – without giving stockholders the opportunity to vote against or even express their views on this unattractive “acquisition.”

The JOSB Board Continues to Ignore the Interests of its Stockholders

122.    A number of significant JOSB stockholders have expressed their desire for a business combination between JOSB and TMW. Upon information and belief, stockholders representing at least 25% of JOSB’s outstanding shares have communicated with the JOSB Board their request that JOSB at least engage in negotiations with TMW to fully explore the benefits of the proposed offer. Ignoring their own stockholders, the Director Defendants, who collectively own just 1% of the Company’s stock, are steadfast in their refusal to engage in negotiations with TMW and inform themselves of the potential price increase.

123.     Thus far, two JOSB stockholders, Eminence Capital, LLC and State-Boston Retirement System, have also filed lawsuits to enjoin the Director Defendants from continuing to breach their fiduciary duties in connection with their response to TMW’s proposal, and encouraging them to negotiate with TMW, to no avail.

THE DIRECTOR DEFENDANTS HAVE BREACHED THEIR FIDUCIARY DUTIES

124.     Delaware law imposes fiduciary duties of care and loyalty upon corporate directors. The Director Defendants have acted with complete disregard for the fiduciary duties they owe to the JOSB stockholders. Rather than make the best interests of the Company and its stockholders a top priority, the Defendants Directors have embarked on a brazen pursuit of their personal interests to keep their lucrative and prestigious Board positions, by any means necessary.

125.     The Director Defendants have acted in their own personal interests by (1) adopting the unreasonable defensive Eddie Bauer recapitalization, which entails a multi-pronged attack on TMW and disenfranchises stockholders under the deceptive guise of a run-of-the mill strategic acquisition; (2) stacking the deck in the upcoming annual meeting and interfering with the stockholder vote which will give Wildrick and Black an unfair advantage in the proxy contest, (3) adopting a lower ownership threshold trigger and refusing to redeem the Poison Pill in the face of a premium offer; (4) refusing to negotiate with TMW regarding a business combination that the Director Defendants themselves repeatedly described as beneficial to stockholders; and (5) refusing to inform themselves of the terms of an offer by TMW to increase its price offered to stockholders; all to entrench themselves and preclude an acquisition by TMW under any terms.

THE DIRECTOR DEFENDANTS HAVE ADOPTED

UNREASONABLE DEFENSIVE MEASURES

126.     Under Delaware law, directors are subject to a heightened standard of review where, as here, they employ defensive tactics to block a hostile takeover attempt. Defensive measures must be reasonable in light of the various potential courses of action available to the corporation, as well as in light of the particular threat posed, if any, to stockholders and the corporation, and may not be coercive or preclusive.

127.     The defensive tactics adopted by the Director Defendants – the hastily adopted Eddie Bauer recapitalization, the adoption and amendment of the Poison Pill and by-law amendments giving themselves exclusive power to determine board size – are unreasonable in response to the fair and non-coercive TMW offer, which poses no threat to JOSB. Quite to the contrary, TMW’s proposal offers a value-maximizing opportunity for stockholders of both TMW and JOSB, as a result of synergies between the businesses and their combined competencies.

THE DIRECTOR DEFENDANTS ARE INTENTIONALLY INTERFERING
WITH SHAREHOLDER VOTING RIGHTS

128.     Directors are prohibited from taking any action that, even if technically permissible under statutes or by-laws, is intended to interfere with, or manipulate, shareholder voting rights. Such actions may not be sustained absent a showing of a compelling justification.

129.     The Director Defendants’ delivery of nearly 17% of the company into Golden Gate’s friendly hands after TMW had already delivered its notice to nominate two directors at the 2014 annual meeting intentionally interferes with shareholder voting rights in multiple ways. For example, it provides Golden Gate with a complete blocking position under section 203 by preventing TMW – or anyone else – from completing a two-step merger by acquiring 85% of shares, or a two-thirds majority of shares on the back-end of a tender that received over half of the outstanding shares up front.

130.     The nearly 17% stake to Golden Gate also provides a material advantage to the incumbent directors by placing a substantial impediment to the TMW nominees’ ability to be elected at the annual shareholder meeting.

131.     Furthermore, the addition of a seventh seat to the board in September 2013 in anticipation of a battle for control of JOSB, and further expansion of the Board to nine directors with the addition of two seats for Golden Gate after the nomination of the TMW candidates was announced, inequitably manipulates the make-up of the board and disenfranchises stockholders by diluting the effect of their selection of two new directors at the 2014 annual meeting on what would have been a six-member board, but will soon be a nine-member board. These actions also ensure that the stockholders will not take control of the board by increasing its size and filling the newly created directorships.

132.     There is no justification – much less a compelling justification – for the Director Defendants’ intentional interference with shareholder voting through their impermissible defensive measures.

STOCKHOLDERS WILL BE IRREPARABLY HARMED

ABSENT INJUNCTIVE RELIEF

133.     The defensive measures and interference with stockholder voting rights adopted by JOSB have severely constrained the ability of TMW to complete a transaction that will benefit stockholders of both JOSB and TMW.

134.     The Poison Pill is being used to preclude an acquisition by TMW altogether, rather than pressuring TMW to negotiate with JOSB for a higher price.

135.     The Eddie Bauer recapitalization poses an imminent threat to stockholders.

136.     The only material condition to closing the Eddie Bauer transaction is FTC approval, which could be obtained within weeks from the February 14, 2014 announcement of the deal, and the coercive self-tender, launched on February 19, expires on March 18.

137.     These transactions will cause irreparable short and long-term harm to JOSB stockholders.

138.     The acquisition, together with the coercive $65 per share self-tender, will put 16.6% in the hands of Golden Gate, giving them a complete blocking position against the TMW Revised offer and disenfranchising stockholders at the annual meeting; packs the Board to further entrench the Director Defendants; and imposes an unreasonably high 6% termination fee to the detriment of stockholders.

139.     JOSB stockholders have until March 12, 2014 to make a decision with regard to TMW’s premium revised offer. However, unreasonable defensive measures to thwart the TMW offer will reduce the likelihood that stockholders will tender their shares.

140.     If the Proposed Eddie Bauer transaction closes prior to the close of the TMW offer, JOSB stockholders will be completely deprived of any meaningful opportunity to tender into the TMW revised offer and the Director Defendants will have succeeded in forcing an alternative, less attractive acquisition upon the stockholders to their detriment, while satisfying their own personal goals of maintaining their board seats.

141.     Plaintiff has no adequate remedy at law and, therefore, must rely on this Court’s equitable powers to provide protection from the immediate, ongoing and irreparable injury caused by the Director Defendants’ actual and threatened actions. Accordingly, Plaintiff seeks preliminary injunctive relief to (i) temporarily enjoin the Eddie Bauer recapitalization; (ii) compel the Director Defendants to render the Poison Pill and 8 Del. C. section 203 inapplicable to the TMW Revised offer; and (iii) prevent the Director Defendants from continuing to breach their fiduciary duties by refusing to negotiate with TMW.

COUNT I

(Breach of Fiduciary Duty Against All Director Defendants)

142.     Plaintiff TMW realleges and reaffirms the allegations set forth in paragraphs 1 through 141 as if fully set forth herein.

143.     The Director Defendants were at all times relevant hereto directors of JOSB. As directors, they owe fiduciary duties of care and loyalty to the stockholders of JOSB.

144.     The Director Defendants have breached these fiduciary duties by knowingly failing to inform themselves of all material information reasonably available prior to making a business decision on behalf of the Company and adopting a recapitalization transaction that effectively precludes the TMW offer. The Eddie Bauer recapitalization is not just a simple corporate acquisition, but rather a multi-faceted scheme that involves saddling JOSB with hundreds of millions of dollars of debt, handing a blocking position to a friendly stockholder, imposing a grossly unreasonable 6% termination fee, and engaging in a coercive self tender whose only purpose is to buy votes to accomplish JOSB’s stated desire: prevent TMW’s offer from succeeding whatever the cost. Delaware law forbids such patently unlawful conduct in violation of a board’s fiduciary duties.

145.     The issuance of a blocking position to Golden Gate for the improper purpose of interfering with TMW’s proposal to acquire JOSB shares and secure two out of seven members on the TMW board was also without any justification, much less the compelling justification required under Delaware law. The expansion of the JOSB board from seven to nine will have a dilutive impact, is unjustified, and has no valid purpose except to interfere with stockholder voting rights.

146.     The Director Defendants did not conduct a good faith and reasonable investigation of TMW’s tender offer and were not reasonably informed about the offer. Indeed, the Director Defendants knew that they could not possibly have been well informed about TMW’s offer because they refused to meet with or engage in any meaningful discussion or negotiation with TMW to learn more about TMW’s offer, and made any alternative transaction impossible without payment of a 6%, $48 million termination fee to Golden Gate. Absent discussion or negotiation with TMW, the Director Defendants cannot properly assess whether TMW’s offer, or another potential offer, is in the best interests of JOSB stockholders. This complete failure by the Director Defendants to negotiate and inform themselves has no economic justification or legitimate purpose.

147.     The Director Defendants are purposefully refusing to engage in negotiations and inform themselves regarding a transaction that they already conceded is in the best interest of stockholders and are acting contrary to how Wildrick stated a good fiduciary should act.

148.     The Director Defendants have also employed unreasonable defensive measures in an attempt to maintain their positions on the JOSB Board by precluding a successful tender offer by TMW.

149.     The Director Defendants have agreed to the Eddie Bauer recapitalization — an ill-suited acquisition loaded with a series of impermissible defensive measures — solely as a defensive tactic unreasonably intended to deter TMW from proceeding with its non-coercive premium tender offer.

150.     The combined terms of the Eddie Bauer recapitalization, including its egregiously high price and the coercive self-tender to achieve a 16.6% ownership interest for Golden Gate to give it a blocking position that will disenfranchise stockholders, are clearly reactionary to TMW’s tender offer and notice that it will nominate two directors for election to the JOSB Board.

151.     The Eddie Bauer recapitalization also threatens to suppress the value of JOSB, to the further detriment of the Company’s stockholders. The acquisition is not part of any long-term business strategy by JOSB but is, instead, a hastily conceived defensive recapitalization that puts more than half of the Company’s market capitalization at risk solely to thwart off TMW and protect the interests of the Director Defendants.

152.     The Eddie Bauer recapitalization fails to consider the damaging effects that an $825 million purchase of Eddie Bauer – with the attendant increased debt levels – will have on the Company’s short and long-term prospects, including the value of the Company’s shares.

153.     Furthermore, by amending the Poison Pill to preclude an acquisition without their consent, and refusing to render the Poison Pill and 8 Del. C. section 203 inapplicable to the TMW tender offer for no legitimate purpose, the Director Defendants have impermissibly allowed their own personal interests to prevent JOSB from entering into a value-maximizing transaction.

154.     As owners of a total of only 1% of JOSB stock, the Director Defendants have little incentive to execute a strategic plan that will maximize the value of the Company’s stock. Rather, the Director Defendants are seeking to block the TMW offer, by adopting the Poison Pill and executing a clearly inferior acquisition and coercive self-tender.

155.     These actions by the Director Defendants are clearly contradictory to their earlier statements regarding the benefits to be gained by JOSB and its stockholders from a business combination with TMW. It is clear that the Director Defendants prefer a transaction which will allow them to remain in control of the new entity, and are unwilling to consider any transaction that will not advance this personal preference.

156.     Plaintiff TMW seeks an order declaring that the Director Defendants have breached the fiduciary duties they owe JOSB’s stockholders by failing to inform themselves fully about TMW’s offer, adopting a Poison Pill that precludes any acquisition without their consent, and pursuing an alternate transaction and defensive recapitalization that threaten to decrease the value of JOSB stock and will preclude a value-maximizing transaction for JOSB stockholders, all for the purpose of entrenching the Director Defendants.

157.     Plaintiff further seeks injunctive relief temporarily enjoining the Eddie Bauer recapitalization at least until the Director Defendants come into compliance with their fiduciary duties and stockholders have had a fair and meaningful opportunity to consider TMW’s Revised offer.

COUNT II

(Impermissible Vote Buying Scheme Against All Director Defendants)

158.     Plaintiff TMW realleges and reaffirms the allegations set forth in paragraphs 1 through 157 as if fully set forth herein.

159.     The Director Defendants were at all times relevant hereto directors of JOSB. As directors they are precluded from interfering with shareholder voting rights—and particularly from using corporate resources to influence the voting process.

160.     In order to ensure the success of the Eddie Bauer recapitalization and to prevent a change in control of JOSB, the Director Defendants have launched a highly coercive front-loaded self tender offer that uses Company assets to buy outstanding shares from current JOSB stockholders to transfer those shares into the hands of Golden Gate.

161.     The $65 per share premium price offer by JOSB in its self tender for only 16.4% of its represents a $9 per share difference above the price at which JOSB will sell those same shares to Golden Gate as part of the Bauer acquisition. The Directors have arranged for JOSB to pay this considerable premium for its own shares, just to ensure that those shares are held by an ally to the cause of the Director Defendants. And the Director Defendants ensured that the ally was bought off by paying an egregiously high price for the Eddie Bauer assets and issuing shares below a price that the JOSB board has already concluded is “inadequate.”

162.     Golden Gate is beholden to management and the Director Defendants due to the outsized premium they are getting for their troubled Eddie Bauer investment and the nearly $100 million of future payments tied up in earn-outs and escrow still to come. While the Director Defendants have shifted the voting landscape toward allies with whom they have embedded economic relationships, they have taken no steps to ensure that the stockholder franchise was protected.

163.     The issuance of 4.7 million new shares to Golden Gate as part of the Eddie Bauer “acquisition,” coupled with the coercive-self tender to buyback roughly the same amount of shares from otherwise independent stockholders, is that the Directors will have used Company assets to buy a nearly 17% voting block of outstanding JOSB stock that will effectively be controlled by the Board and put two more Board seats in the hands of this monolithic bloc of Directors.

164.     The two Board seats granted to Golden Gate further ensure that the Directors Defendants will be able to rely on those Board votes to push their own agenda, not only with regard to the TMW proposal but also for future corporate decisions.

165.     The Director Defendants’ use of corporate assets to impact the stockholder franchise in their favor triggers the entire fairness standard of review and requires the Director Defendants to show that the coercive self-tender is inherently fair to all stockholders through both fair dealing and fair process.

COUNT III

(Aiding and Abetting Breach of Fiduciary Duties Against JOSB,

Everest Holdings LLC, Everest Topco and Golden Gate Private Equity, Inc.)

166.     Plaintiff TMW realleges and reaffirms the allegations set forth in paragraphs 1 through 165 as if fully set forth herein.

167.     Defendants Everest Holdings LLC, Everest Topco, Golden Gate Private Equity, Inc. (collectively, “Golden Gate”) and JOSB have entered into an agreement for an $825 million acquisition of Eddie Bauer by JOSB. Everest Holdings LLC, which is wholly-owned by Everest Topco, owns the Eddie Bauer brand and its related business and operations. Everest Topco is a portfolio company owned by Golden Gate Private Equity, Inc., the real beneficiary of the Proposed Bauer transaction.

168.     The Eddie Bauer recapitalization is an impermissible defensive measure taken solely to impede the proposed acquisition of JOSB by TMW and ensure Wildrick a lucrative management position, which breaches the fiduciary duties of the Director Defendants to the stockholders of JOSB.

169.     Defendants Golden Gate and JOSB have knowingly aided and abetted the Director Defendants’ breaches of fiduciary duties by actively participating in a transaction that is not in the best interests of the JOSB stockholders.

170.     Defendant Golden Gate will reap a handsome financial reward for its aiding and abetting of the Director Defendants’ breaches in the form of either a substantial premium for its troubled Eddie Bauer subsidiary, or a $48 million break-up fee that equals approximately 6% of the value of the Eddie Bauer recapitalization.

171.     Plaintiff TMW seeks an order declaring that defendants JOSB and Golden Gate have aided and abetted the breaches of fiduciary duties by the Director Defendants by actively negotiating an alternative transaction intended to prevent JOSB stockholders from receiving the benefits of a more desirable, value-maximizing transaction between JOSB and TMW.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment against the Defendants as follows:

A.         Declaring that the Director Defendants have breached their fiduciary duties of care and loyalty to the JOSB stockholders;

B.         Preliminarily and permanently enjoining the Director Defendants from proceeding with the Eddie Bauer recapitalization transaction;

C.         Preliminarily and permanently enjoining the JOSB partial self-tender offer that is currently scheduled to expire on March 18, 2014;

D.         Preliminarily and permanently enjoining any newly issued shares by JOSB to be voted at the annual shareholder meeting;

E.         Preliminarily and permanently enjoining the Director Defendants from expanding the Board in response to the TMW offer;

F.         Ordering the Director Defendants to rescind or invalidate the Poison Pill;

G.         Preliminarily and permanently enjoining the Director Defendants from interfering with JOSB stockholders’ opportunity to choose whether to tender their shares pursuant to the terms offered by TMW;

H.         Preliminarily and permanently enjoining the Director Defendants from continuing to breach their fiduciary duties of care and loyalty by refusing to engage in negotiations with TMW to fully inform themselves of the options available to JOSB;

I.         Preliminarily and permanently enjoining Golden Gate from aiding and abetting the continuing breaches of fiduciary duties of care and loyalty by the Director Defendants by completing an alternative transaction that is not in the best interest of JOSB stockholders;

J.         Preliminarily and permanently enjoining JOSB from aiding and abetting the continuing breaches of fiduciary duties of care and loyalty by the Director Defendants by completing an alternative transaction that is not in the best interest of JOSB stockholders

K.         Awarding Plaintiff money damages arising from the Director Defendants’ breaches of their fiduciary duties, in an amount to be proven at trial, including pre-judgment and post-judgment interest thereon; and

L.         Granting such other relief as the Court deems just and proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ Kenneth J. Nachbar
Kenneth J. Nachbar (#2067)
John P. DiTomo (#4850)
D. McKinley Measley (#5108)
Daniel C. Homer (#5909)
1201 North Market Street
Wilmington, Delaware 19899
(302) 658-9200
Attorneys for Plaintiff The Men’s Wearhouse, Inc.

OF COUNSEL:

WILLKIE FARR & GALLAGHER LLP
Joseph T. Baio
Tariq Mundiya
Deirdre N. Hykal
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

Dated: February 24, 2014

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